UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April, 2018.

Commission File Number: 001-36901

DISH TV INDIA LIMITED

(Translation of registrant’s name into English)

18th Floor, A Wing

Marathon Futurex, N M Joshi Marg

Lower Parel

Mumbai, Maharashtra – 400 013

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Subject:	Scheme of Arrangement among Videocon d2h Limited
and Dish TV India Limited and their respective shareholders and creditors
CUSIP:	25471A401
ADR Ratio:	1 ADS : 4 ORD Shares
Symbol:	VDTH

Reference is made to (i) the notice issued by Videocon d2h Limited (“Videocon d2h”), dated December 18, 2017 (the “Initial Mandatory Exchange Notice”), (ii) the notice issued by Videocon d2h, dated January 4, 2018 (the “First Updated Mandatory Exchange Notice”) and (iii) the notice issued by Videocon d2h, dated March 14, 2018 (the “Second Updated Mandatory Exchange Notice”).

As set forth in the Second Updated Mandatory Exchange Notice, the Scheme of Arrangement (the “Scheme”) among Videocon d2h, Dish TV India Limited (“Dish TV”), and their respective shareholders and creditors, which Scheme was approved at the hearing held on July 27, 2017 by order of the Mumbai Bench of the Honorable National Company Law Tribunal (the “Court”), became effective upon the filing by both Videocon d2h and Dish TV, with the Registrar of Companies, Maharashtra, on March 22, 2018 (the “Scheme Effective Date”) of the order of the Court approving the Scheme referred above. Upon the Scheme becoming effective, Videocon d2h was dissolved without winding up.

The timing of the GDS Effective Date (as defined below) has been revised and will no longer occur on April 5, 2018 as announced in the Second Updated Mandatory Exchange Notice. Effective as of April 12, 2018 (the “GDS Effective Date”):

(i)	all outstanding equity shares of Videocon d2h as of the Scheme Effective Date, including equity shares underlying Videocon d2h American Depositary Shares (the “ADSs”), will be mandatorily exchanged for new equity shares of Dish TV. In such mandatory exchange, 857,785,766 new equity shares of Dish TV will be issued in exchange for the outstanding equity shares of Videocon d2h as of the Scheme Effective Date. The number of outstanding equity shares of Videocon d2h as of the Scheme Effective Date was 424,997,937. Accordingly, the share exchange ratio will be 857,785,766 divided by 424,997,937 (the “Share Exchange Ratio”), which is approximately 2.01832925 new equity shares of Dish TV for every 1 equity share of Videocon d2h (rounded to eight decimal places); and

(ii)	holders of Videocon d2h ADSs will be entitled to receive on a mandatory basis such number of new Dish TV Global Depositary Shares (the “GDSs”) that equals the Share Exchange Ratio multiplied by 4, which is approximately 8.07331699 new Dish TV GDSs for every 1 Videocon d2h ADS (rounded to eight decimal places).

When applying the Share Exchange Ratio, a person eligible to receive new equity shares of Dish TV shall be subject to rounding of fractional equity share entitlements as contemplated under the Scheme. If a person is entitled to receive any fractional new equity share of Dish TV and such fractional entitlement is less than 0.5, it shall be rounded down so that such person will instead receive zero new equity shares of Dish TV in respect thereof. If such fractional entitlement is 0.5 or more, however, the person entitled to receive such fractional new equity share of Dish TV will instead receive one new equity share of Dish TV in exchange for such fractional entitlement.

Should there be a further adjustment of the GDS Effective Date or the Share Exchange Ratio as contemplated under the Scheme, Dish TV shall instruct Deutsche Bank Trust Company Americas, acting in its capacity as exchange agent (the “Exchange Agent”), to promptly deliver further written notice of such amended terms on behalf of Dish TV.

Fractional GDSs will not be distributed. Holders entitled to receive fractional GDSs will instead receive cash in lieu of such fractional GDSs, in accordance with the terms set forth in the paragraph below entitled “Fractional GDSs”.

Trading of Videocon d2h ADSs will be permitted up to the close of business on the last trading day prior to the GDS Effective Date, which date is expected to be on or about April 11, 2018.

Dish TV has an existing Global Depositary Receipt program with Deutsche Bank Trust Company Americas, acting in its capacity as depositary (the “Depositary”), and in connection with the Scheme, Dish TV is expected to enter into an amended and restated deposit agreement with the Depositary (the “Amended and Restated Dish TV Deposit Agreement”), which will amend and restate the existing Dish TV deposit agreement effective as of the GDS Effective Date.

Confidential

Application has been made for the GDSs to be admitted to trading on the Professional Securities Market of the London Stock Exchange plc (the “Admission”). As of a date following the GDS Effective Date, currently expected to be on or about April 13, 2018 (the “Listing Date”), the new equity shares of Dish TV will be admitted for listing and trading in India. Subject to approval by the UK Listing Authority (the “UKLA”), it is expected that the Dish TV Global Depositary Receipts will be admitted to trading on the Professional Securities Market of the London Stock Exchange plc on or about April 13, 2018 (the first business day following the GDS Effective Date). However, holders of the Dish TV GDSs will not be able to surrender their GDSs in exchange for equity shares of Dish TV from the GDS Effective Date until the Listing Date. A description of the terms of the GDSs (including applicable fees and charges of the Depositary under the Amended and Restated Dish TV Deposit Agreement) will be included in the listing particulars relating to the Admission, which will be made publicly available in accordance with the requirements of the UKLA once approved by the UKLA.

The Depositary has closed its books with respect to issuances of both the Dish TV Global Depositary Receipt program and the Videocon ADS program, and Videocon d2h ADS holders will additionally not be permitted to re-register into the books of the Depositary. The Depositary has also closed its books with respect to cancellations of the Dish TV Global Depositary Receipt program and will keep such books closed for cancellations through the Listing Date.

Anticipated GDS Effective Date:	April 12, 2018
GDS Exchange Rate:	857,785,766 divided by 424,997,937 multiplied by 4, which is approximately 8.07331699 new Dish TV GDSs for every 1 Videocon ADS (rounded to eight decimal places), subject to the rounding convention contemplated in the Scheme and described above with respect to fractional equity share entitlements
GDS CUSIP:	25471A401

Fractional GDSs

Videocon d2h ADS holders will not be entitled to receive fractional GDSs, and by receiving Dish TV GDSs, the Videocon d2h ADS holders will be deemed to have consented to receive cash in lieu of such fractional GDSs. Such Videocon d2h ADS holders that would otherwise be entitled to receive a fraction of a GDS will instead receive cash in lieu of such fractional GDSs in an amount equal to such Videocon d2h ADS holder’s proportionate interest in the Net Proceeds (as defined below) from the sale by the Exchange Agent in one or more sale transactions (which transactions shall be made at such time, in a manner and on such terms as may be determined by the Exchange Agent in its discretion) of the aggregate of the fractional GDSs remaining unallocated after allocating whole GDSs to all Videocon d2h ADS holders (the “Excess GDSs”). No distribution will be made until after the Listing Date and until all proceeds from the sale of Excess GDSs have been received. Pending distribution, the Exchange Agent shall hold such proceeds without the obligation to invest such amounts. The sale proceeds, net of commissions, transfer taxes and other out-of-pocket transaction costs incurred by the Exchange Agent in connection with the sale of the Excess GDSs (the “Net Proceeds”) will be distributed to holders without interest and less any applicable withholding taxes.

For further information regarding the mandatory exchange, please refer to the Second Updated Mandatory Exchange Notice, which this notice supplements. To the extent the information in this notice is inconsistent with the Second Updated Mandatory Exchange Notice, the information in this notice updates and supersedes the information in the Second Updated Mandatory Exchange Notice.

This communication does not constitute an offer of any securities for sale or a solicitation of an offer to purchase any securities in any jurisdiction. The equity shares of Dish TV and Dish TV GDSs issued pursuant to the Scheme will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or under any relevant securities laws of any state or other jurisdiction of the United States. Such securities will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) thereof. No public offering of such securities will be made in the United States. Such transaction has not been and will not be approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”), nor will the SEC or any U.S. state securities commission pass upon the merits or fairness of the transaction nor upon the adequacy or accuracy of the information contained in any document in connection with the Scheme. Any representation to the contrary is a criminal offence in the United States.

For further information with respect to the mandatory exchange, Videocon d2h ADS holders can contact American Stock Transfer & Trust, LLC, acting in its capacity as sub-agent to the Exchange Agent, at (866) 706-8374.

Further information in relation to the key dates and processes for the issue of Dish TV shares and GDSs and the exchange of the ADSs is available at https://www.dishtv.in/Pages/Investor/Regulatory-Filings.aspx.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2018

DISH TV INDIA LIMITED

By:	/s/ Rajeev K Dalmia
Name:	Rajeev K Dalmia
Title:	Chief Financial Officer